UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 2, 2009

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Nevada Geothermal Power Inc.

File No. 0-49917 - CF# 23089

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Nevada Geothermal Power Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on January 14, 2009.

Based on representations by Nevada Geothermal Power Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.105	through January 14, 2019
Exhibit 4.129	through January 14, 2019
Exhibit 4.130	through January 14, 2019
Exhibit 4.131	through January 14, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel